PRESS RELEASE
ASANKO GOLD UPDATED RESOURCE AND RESERVE STATEMENT

Highlights:

  Measured and Indicated Resources of 7.34 million ounces at 1.44 g/t Au and Inferred Resources of 1.43 million ounces at 1.43 g/t Au, as at December 31, 2016

  Mineral Resource Estimate includes updated constraining parameters, in line with best practice

  Proven and Probable Mineral Reserves of 4.82 million ounces at 1.57 g/t Au, post Nkran mining depletion of 270,471 ounces, representing no material change to the global reserve inventory.

  Increased exploration program in highly prospective belt expected to add additional ounces in 2017

Vancouver, British Columbia, February 24, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) today publishes updated Mineral Resource and Reserve Estimates, as at 31 December 2016, for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa, as part of its annual filings. A technical presentation is also available on the Asanko website at: www.asanko.com.

The updated Mineral Resource and Reserve Estimates reflect depletion from the first two years of mining, the application of updated constraining parameters for resource modelling, and includes the three deposits discovered in 2016; Akwasiso, Nkran Extension and Adubiaso Extension, two additional pits at Esaase, as well as an updated Mineral Resource Estimate for the Nkran pit, which has been prepared by a second independent expert CSA Global ("CSA"), a leading mineral consulting group.

Asanko Gold Mine Global Mineral Resource Estimate (Measured & Indicated)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Resource (unconstrained pit shell)	144.26	1.71	7.94
Depleted Dec 2016 DPP (with constraining parameters)	143.46	1.61	7.42
Updated Dec 2016 MRE (with constraining parameters)	158.27	1.44	7.34
Variance between Depleted Dec 2016 DPP and Updated Dec 2016 MRE	+10%	-10%	-1%

Asanko Gold Mine Global Mineral Reserve Estimate (Proven & Probable)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Reserve	97.10	1.68	5.24
Dec 2016 DPP Reserves based on Depleted Resources	91.48	1.68	4.94
Dec 2016 Reserves based on Updated Resources	95.41	1.57	4.82
Variance between Dec 2016 DPP Reserves (Depleted Resources) and Dec 2016 Reserves (Updated Resources)	+4%	-6%	-2%

Commenting on the announcement, Peter Breese, President and CEO, said "Our global gold reserves have remained largely unchanged at 5 million ounces, supported by the successful 2016 near mine exploration program which added over 300,000 low cost ounces to the mineral inventory, offsetting mining depletion. We are very excited by the exploration potential that the AGM complex holds and anticipate adding more ounces to our resource base during 2017 from a considerable list of near mine high priority targets.

Our understanding of the complex Nkran mineralization continues to evolve as we mine deeper into the main ore zones. Although two respected independent experts have reached different conclusions regarding grades and tonnes of this complex ore body, the contained ounce profile remains very similar at a 0.5 g/t cut off. However, to be prudent, we have elected to use the more conservative CSA resource model for our corporate reporting, life of mine planning and future capital expenditure projects. As we start to develop and open up more pits, commencing with Dynamite Hill in H2 2017, the multi-pit nature of the AGM complex offers considerable flexibility and optionality through the life of the asset.

We are advancing with the Project 5M expansion, which will be funded from internal cash flows at current gold prices. Detailed engineering is progressing on schedule and all long lead items have been ordered. We expect to have the plant upgrade complete during H2 2017.

The updated Mineral Resource and Reserve Estimate will now form the basis for a revised life of mine plan and multi-pit schedule, which is the final component of the Expansion DFS. Due to the complexity in planning a schedule for 11 different pits and the detailed design process, we now anticipate publishing the expansion feasibility study in Q2 2017. This will coincide with the completion of detailed engineering for the plant upgrade and the overland conveyor and an updated Control Budget Estimate for all our growth projects."

CSA Global Review

The new Mineral Resource Estimate ("MRE") for Nkran is the outcome of a third party external audit carried out by CSA, which was commissioned by the Company in mid-2016. The scope of the review was for CSA to verify the modelling techniques applied by CJM Consulting ("CJM") to the original November 2014 Definitive Project Plan ("DPP) MRE (see press release dated November 13, 2014) and to verify the Company's grade control, mining, reconciliation methodology and the mine to metal accounting. The audit concluded that the MRE modelling methodology was appropriate for the style of mineralization at Nkran and that the grade control, mining, reconciliation methodology and the mine to metal accounting that was implemented at the mine was excellent.

As part of the audit, CSA also reviewed the geological modelling of Nkran, given the complex nature of the structural controls associated with the Nkran mineralization. The Nkran pit gold mineralization is controlled by a combination of sandstone rock units enclosed by steep shear structures and a later cross cutting and shallow dipping vein style of mineralization. The challenge for mineral resource estimation is the integration of the gold mineralization associated with both of these structures. CSA concurred with the Company's geological interpretation and acknowledge the existence of the flat structures but downplay the contribution of gold from them into the block model.

CSA compiled the MRE for Nkran and Dynamite Hill, and reviewed the Esaase Main pit MRE and concurred with the CJM estimate. CJM compiled the MRE for all the other deposits.

Mineral Resource Estimate

The MRE has been updated as at December 31, 2016 following two years of mining operations at the Nkran pit, infill drilling at the Dynamite Hill deposit, and the discovery and evaluation of the Akwasiso, Adubiaso Extension and Nkran Extension deposits.

In line with best practice, the AGM MRE has also been updated from previous Mineral Resources (using a 0.3 g/t Au waste determination and a 0.8 g/t Au cut-off) to Mineral Resources above a cut-off grade of 0.5 g/t Au within a US$2,000 per ounce gold pit shell. The resultant resource estimate is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction.

With regards to Nkran, the reserve has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters has resulted in a further 352,000 ounce reduction when compared to the original unconstrained November 2014 DPP MRE. The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the mineral resource estimate methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q4 2016, additional infill drilling was completed at Dynamite Hill, which increased the resource estimate from 110,000 ounces to 180,000 ounces.

The Phase 1 drilling program at the Akwasiso deposit has provided the basis for an initial MRE. The Company is currently completing a second phase of drilling (4,800 metres) which aims to upgrade the considerable inferred resource at this pit to an Indicated classification. The results are expected in H2 2017.

There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Table 1: Asanko Gold Mine Global Mineral Resource Estimate (as at December 31, 2016)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	26.64	1.37	1.17	65.50	1.37	2.89	92.14	1.37	4.06
Nkran	5.58	1.67	0.30	34.71	1.68	1.87	40.29	1.68	2.17
Abore	2.30	1.39	0.10	4.68	1.33	0.20	6.98	1.35	0.30
Dynamite Hill	-	-	-	3.80	1.45	0.18	3.80	1.45	0.18
Akwasiso	-	-	-	4.61	1.20	0.18	4.61	1.20	0.18
Adubiaso	0.83	2.35	0.06	1.57	1.89	0.10	2.40	2.05	0.16
Esaase D	0.97	1.09	0.03	1.35	1.39	0.06	2.33	1.26	0.09
Esaase B	0.87	0.99	0.03	2.21	0.76	0.05	3.08	0.82	0.08
Asuadai	-	-	-	1.97	1.21	0.08	1.97	1.21	0.08
Adubiaso Ext.	0.16	1.94	0.01	0.31	1.59	0.02	0.47	1.71	0.03
Nkran Ext.	-	-	-	0.20	2.61	0.02	0.20	2.61	0.02
Total	37.36	1.42	1.71	120.91	1.45	5.63	158.27	1.44	7.34

Notes:

All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.

Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces.

All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.

CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

Table 2: Asanko Gold Mine Global Mineral Resource Estimate (as at December 31, 2016)

Deposit	Inferred
	Mt	g/t Au	Moz
Esaase Main	0.95	1.37	0.04
Nkran	1.69	1.77	0.10
Abore	5.37	1.44	0.25
Dynamite Hill	1.19	1.43	0.05
Akwasiso	3.85	1.56	0.19
Adubiaso	0.30	1.98	0.02
Esaase D	1.17	1.24	0.05
Esaase B	2.46	0.84	0.07
Asuadai	0.92	1.61	0.05
Adubiaso Ext.	0.24	2.55	0.02
Nkran Ext.	0.02	1.12	0.00
Total	18.17	1.43	0.83

Notes:

All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.

Nkran includes mining depletion 5.08Mt at 1.66 g/t Au for 270,471 ounces.

All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.

CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

Mineral Reserve Estimate

The Mineral Reserve Estimate ("MRev") update process commenced with the depletion of the 2014 November DPP MRev to the Nkran pit bottom, as at December 31, 2016. Since the re-commencement of mining operations at the Nkran pit in 2015, 5.08 million tonnes ("Mt") of ore have been mined at a grade average of 1.66 g/t Au for a total of 270,471 ounces of gold.

The mining depletion of the 2014 November DPP MRev reduced the reserve ounces in Nkran from 2.2Moz to 1.9Moz over the last two years, resulting in a 14% reduction in the Nkran reserve base, although this translated to only a 6% reduction in global DPP reserves.

The reserves for Nkran have been updated based on the more conservative CSA resource model, which has impacted the size and strip ratio of the final Nkran pit. This updated MRev reduced the Nkran ounces from 1.9Moz to 1.47Moz, a reduction of 23%. However, with the addition of new reserves for Akwasiso, Adubiaso Extension and Nkran Extension, as well as the reserves for Dynamite Hill, Abore and Asuadai, the global Mineral Reserves for the AGM complex have only been reduced by 2%.

Table 3: Asanko Gold Mine Global Mineral Reserve Estimate (as at December 31, 2016)

Deposit	Proven			Probable			Total
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	22.8	1.40	1.03	36.5	1.38	1.62	59.39	1.39	2.65
Nkran	3.96	1.98	0.25	18.57	2.04	1.22	22.53	2.03	1.47
Abore	1.35	1.62	0.07	1.77	1.70	0.01	3.12	1.66	0.17
Adubiaso	0.96	2.19	0.07	1.23	1.92	0.08	2.19	2.04	0.14
Dynamite Hill	0.00	0.00	0.00	2.62	1.60	0.13	2.62	1.60	0.13
Akwasiso	0.00	0.00	0.00	3.03	1.38	0.13	3.03	1.38	0.13
Asuadai	0.00	0.00	0.00	1.08	1.23	0.04	1.08	1.23	0.04
Nkran Ext.	0.24	1.98	0.02	0.26	1.79	0.01	0.50	1.88	0.03
Esaase D	0.20	1.05	0.01	0.40	1.70	0.02	0.62	1.50	0.03
Adubiaso Ext.	0.11	2.26	0.01	0.10	1.68	0.01	0.22	1.98	0.01
Esaase B	0.10	0.83	0.00	0.00	0.92	0.00	0.13	0.85	0.00
Total	29.8	1.52	1.45	65.6	1.60	3.37	95.41	1.57	4.82

Notes:

Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces.

Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces.

All pits are at a cut-off of 0.8g/t Au, except Esaase Main, Esaase B and D zones, which are at a cut-off of 0.6g/t Au.

Reserves estimated at a US$1,300/oz gold price.

All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.

Expansion DFS Update

The updated Mineral Resource and Reserve Estimate will now form the basis for a revised life of mine plan and multi-pit schedule, which is the final component of the Expansion Definitive Feasibility Study ("DFS"). The detailed designs on all the AGM pits are being updated using current actual mining costs, improved diesel prices and improved gold recovery rates. Integral to the redesign and multi-pit schedule is a cut-off grade optimization that is also being run to confirm the best NPV outcomes for each pit.Due to the complexity in planning and scheduling 11 different pits and the associated optimization processes, the Company now expects to publish the Expansion DFS in Q2 2017.

Front End Engineering and Design ("FEED") for the plant upgrade and the overland conveyor from Esaase is progressing well and on schedule for completion in Q2 2017. Orders have been placed on all long lead items and the plant upgrade to increase throughput to 5Mtpa is anticipated to be installed and completed in H2 2017. The Company is well positioned to finance Project 5M from internal cash flow at US$1,250/oz gold price.

Qualified Person Statements

Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign off of the Nkran and Dynamite Hill MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. ("CJM") of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase Main, Esaase B and D zones, Abore, Adubiaso, Adubiaso Extension, Asuadai, Akwasiso and Nkran Extension MRE. The MREv are reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this news release. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral Resource contents of this news release.

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Mining (Pty) Ltd. ("DRA") of Johannesburg, South Africa.  The reserve is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents of this news release. Mr. Obiri-Yeboah has reviewed and approved the technical content of this news release.

Enquiries:

For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to Mineral Resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "Measured Mineral Resources", "Indicated Mineral Resources", "Inferred Mineral Resources" and "Probable Mineral Reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).